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                              May 23, 2023

       Shinji Nitanda
       Director
       Shin Nippon Biomedical Laboratories, Ltd.
       2438 Miyanoura-cho, Kagoshima-shi
       Kagoshima 891-1394, Japan

                                                        Re: Satsuma
Pharmaceuticals, Inc.
                                                            Schedule TO/13E-3
filed by SNBL23 Merger Sub, Inc. and Shin Nippon
                                                            Biomedical
Laboratories, Ltd.
                                                            Filed May 5, 2023
                                                            File No. 005-91126

       Dear Shinji Nitanda:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO/13E-3 filed May 5, 2023

       Position of Parent and Purchaser Regarding Fairness, page 62

   1.                                                   Disclosure in this
section indicates that the "Purchaser Parties reasonably believe that the
                                                        Offer Price and the
Merger Consideration to be received by the Unaffiliated Stockholders are fair to such
Unaffiliated Stockholders." The defined term "Unaffiliated
                                                        Stockholders" does not
appear to exclude all directors or officers of the Company who may be stockholders of
the Company. Please note that the staff considers directors and officers of the Company
to be affiliates when considering whether such reference is
                                                        sufficiently specific
to satisfy the obligations of filing persons to provide the disclosure described in Item
1014(a). Please refer to the definitions of "affiliate" and "unaffiliated security holder" in
Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively. To the extent the term "Unaffiliated
Stockholders" applies to any other directors or officers of the
                                                        Company or its
affiliates, disclosure regarding the fairness determination of the Purchaser
 Shinji Nitanda
Shin Nippon Biomedical Laboratories, Ltd.
May 23, 2023
Page 2
       Parties with respect to the phrase "Unaffiliated Stockholders" may not necessarily satisfy
       Item 8 of Schedule 13E-3. Refer to Item 1014(a) and (c) of Regulation M-A and revise the disclosure accordingly.
2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to each filing person   s fairness determination and should be discussed
in reasonable
       detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section of the Offer to Purchase to address the factors described in clauses (ii), (iii) and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Purchaser Parties' fairness determination. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the filing persons believe that the Rule 13e-3 transaction is fair in the absence of such safeguards. We note disclosure that the Purchaser Parties reasonably believe that the Offer is procedurally fair to the Unaffiliated Stockholders based on the factors considered by, and the findings of, the Satsuma Board. If the Purchaser Parties are
       attempting to rely on the Board   s analysis, they must expressly adopt
the Board   s analysis.
3.     Disclosure in the sixth bullet point on page 63 states that the Satsuma
Board    determined
       that the Merger Agreement    the Offer and the Merger, are fair to, and
in the best interest
       of, Satsuma and its Unaffiliated Stockholders.    In contrast,
disclosure in the Schedule
       14D-9 indicates that the Board determined that the Merger Agreement, the Offer and the
       Merger were    fair to   the Company and the Company   s stockholders.
 Please advise.
General

4. Please revise the Offer to Purchase to provide the disclosure required by Item 13 of
       Schedule 13E-3.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNameShinji Nitanda
                                                     Division of Corporation
Finance
Comapany NameShin Nippon Biomedical Laboratories, Ltd.
                                                     Office of Mergers &
Acquisitions
May 23, 2023 Page 2
cc:       Robert T. Ishii
FirstName LastName